UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                              EMERGING VISION, INC.
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    859727109
                                 (CUSIP Number)

                                 Dr. Alan Cohen
                          100 Quentin Roosevelt Blvd.
                                    Suite 400
                           Garden City, New York 11530
                                 (516) 390-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 5, 2003
                                 April 14, 2003
         (Date of Event which Requires Filing Statement on Schedule 13D)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].


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1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dr. Alan Cohen

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ X ]
                                                                     (b) [___]

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3. SEC USE ONLY


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4. SOURCE OF FUNDS

         PF

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                            [___]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

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       NUMBER OF           7.   SOLE VOTING POWER              8,919,822*
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8.   SHARED VOTING POWER            0
        OWNED BY           -----------------------------------------------------
          EACH             9.   SOLE DISPOSITIVE POWER         8,919,822*
       REPORTING           -----------------------------------------------------
      PERSON WITH          10.  SHARED DISPOSITIVE POWER       0

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,919,822*

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [___]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.59%*

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14. TYPE OF REPORTING PERSON

         IN
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* Includes warrants and options to purchase 4,365,166 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row
(11), 4,365,166 shares were added to the total outstanding shares of the issuer's common stock.

                                EXPLANATORY NOTE

         This amendment to Schedule 13D is being filed to disclose two transactions in the securities of Emerging Vision, Inc. (the "Company") effected by the reporting person on June 5, 2003 and April 14, 2003, respectively.

         On June 5, 2003, Dr. Robert Cohen, Horizons Investors Corp., Dr. Alan Cohen and certain members of the Cohen families (the "Offering Group") proposed to form EVI Acquisition, Inc. (the "Purchaser") to acquire all of the outstanding capital stock of the Company by merger of the Purchaser into the Company (the "Merger").

         In connection with the Merger, by letter dated June 5, 2003 addressed to the Company, the Offering Group offered to pay the holders of the Company's common stock $0.07 in cash for each share of common stock not owned by the Offering Group. Holders of vested employee options and warrants will be entitled to receive in cash the difference between the offered price and the exercise price.

         Pursuant to Rule 13d-1(k)(2) of the Securities Exchange Act of 1934 (the "Exchange Act"), future filings required to be made by Dr. Alan Cohen under
Section 13(d)(1) of the Exchange Act will be made in a group joint filing filed under the name of Dr. Robert Cohen.

         On April 14, 2003, the reporting person acquired 3,615,166 units in the Company's shareholders rights offering, each unit consisting of one share of common stock and one warrant.

ITEM 1.  SECURITY AND ISSUER.

The name of the issuer is Emerging Vision, Inc., a New York corporation, which has its principal executive offices at 100 Quentin Roosevelt Boulevard, Garden City, New York 11530. This statement relates to the Company's common stock, $0.01 par value per share.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(f). DR. ALAN COHEN. This Schedule 13D is being filed by Dr. Alan Cohen, a citizen of the United States of America. Dr. Cohen's principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Dr. Cohen's principal occupation is an entrepreneur, business owner and operator. During the last five years, Dr. Cohen has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4 for information regarding the transaction reported hereunder that occurred on June 5, 2003. With respect to the transaction reported hereunder that occurred on April 14, 2003, the reporting person used personal funds to acquire the units. The purchase price per unit was $0.04.

ITEM 4.  PURPOSE OF TRANSACTION.

         On June 5, 2003, the Offering Group proposed to form the Purchaser to acquire all of the outstanding capital stock of the Company through the Merger. In connection with the Merger, the Offering Group offered to pay the holders of the Company's common stock $0.07 in cash for each share of common stock not owned by the Offering Group. Holders of vested employee options and warrants will be entitled to receive in cash the difference between the offered price and the exercise price.

         Completion of the Merger shall be conditioned upon, among other things, the entering into of a mutually acceptable definitive merger agreement, clearance of filings required by the Securities and Exchange Commission, favorable determination by a Special Committee of the Board of Directors of the Company as to the fairness of the Merger, and approval of the transaction by the holders of the requisite number of shares of the Company's common stock. The Offering Group owns 59,686,734 shares of the Company, which gives the Offering Group beneficial ownership of approximately 74.7% of the Company's common stock. Accordingly, the Offering Group has more than the requisite number of votes to approve the Merger. The Offering Group does not intend to sell its equity interests in the Company to any third party.

         The members of the Offering Group intend to use their own funds to pay the merger consideration payable in the Merger.

         The Offering Group has orally agreed to vote their shares in favor of the Merger, but no written agreement currently exists.

         On April 14, 2003, the reporting person acquired 3,615,166 units in the Company's shareholders rights offering, each unit consisting of one share of common stock and one warrant. The reporting person's acquisition of units on April 14, 2003 as part of the Company's rights offering was unrelated to the formation of the Offering Group. The April 14, 2003 transaction was for investment purposes only.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Amount of Securities Beneficially Owned: 8,919,822

                  (b) Number of shares as to which such person has:

                         (i)   Sole power to vote or direct vote: 8,919,822

                         (ii)  Shared power to vote or direct vote: 0

                         (iii) Sole power to dispose of or direct disposition
                               of shares: 8,919,822

                         (iv) Shared power to dispose of or direct disposition of shares: 0

                  (c) Transactions in securities of the Company within last 60 days: Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.

                  (d) Third party right to receive dividends or proceeds from sale of securities: None

                  (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Offering Group has an oral understanding regarding the voting of each member's respective shares in favor of the Merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2003




                                        /s/ Dr. Alan Cohen
                `                       -------------------
                                            DR. ALAN COHEN